SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Schedule TO/A
(Rule 14d-100)

(Amendment No. 4)
Tender Offer Statement under Section
14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
CARE INVESTMENT TRUST INC.
(Name of Subject Company (Issuer))
Care Investment Trust Inc. (Issuer)
(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))
Common Stock, par value $0.001 per share
(Title of Class of Securities)
141657106
(CUSIP Number of Class of Securities)
Paul F. Hughes
Chief Compliance Officer and Secretary
Care Investment Trust Inc.
505 Fifth Avenue, 6th Floor
New York, New York 10017
Telephone: (212) 771-0505
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Filing Persons)
Copy to:
Karen A. Dewis, Esq.
Thomas P. Conaghan, Esq.
McDermott Will & Emery LLP
600 13th Street, N.W.
Washington, D.C. 20005-3096
Telephone: (202) 756-8000
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$182,393,316	$13,005

*	Calculated solely for the purpose of determining the amount of the filing fee. Pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, the transaction valuation was calculated assuming a purchase price of $9.00 per share.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, and equals $71.30 per million of the value of the transaction. It was calculated by multiplying the transaction valuation amount by 0.0000713.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $4,302.70	Filing Party: Care Investment Trust Inc.
Form or Registration No.: Schedule 14A	Date Filed: April 13, 2010
Amount Previously Paid: $8,698.24	Filing Party: Care Investment Trust Inc.
Form or Registration No.: Schedule TO	Date Filed: April 16, 2010
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third-party tender offer subject to Rule 14d-1
☑ issuer tender offer subject to Rule 13e-4
☑ going-private transaction subject to Rule 13e-3
☐ amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

INTRODUCTION
     This Final Amendment amends and supplements the Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO (as amended from time to time, this “Schedule TO/13E-3”) filed with the Securities and Exchange Commission on July 15, 2010 by Care Investment Trust Inc., a Maryland corporation (the “Company”) in connection with the Company’s offer to purchase up to all outstanding shares of its common stock, par value $0.001 per share, or such lesser number of shares as is properly tendered and not properly withdrawn, at a price of $9.00 per share in cash, less any applicable withholding taxes and without interest pursuant to the purchase and sale agreement, dated March 16, 2010 between the Company and Tiptree Financial Partners, L.P., a Delaware limited partnership (“Tiptree”), as amended. The Company’s offer was made upon the terms and subject to the conditions set forth in the offer to purchase, dated July 15, 2010 (the “Offer to Purchase”) and the accompanying letter of transmittal (the “Letter of Transmittal”), which together, as each may be amended or supplemented from time to time, constitute the tender offer (“Tender Offer”). This Schedule TO/13E-3 also relates to the special meeting of the stockholders of the Company, at which the Company’s stockholders were asked to approve the issuance of shares of Company common stock to be issued to Tiptree pursuant to the terms of the Purchase Agreement, contemplated by the Proxy Statement on Schedule 14A filed by the Company on July 15, 2010. This Final Amendment is intended to satisfy the reporting requirements of Rule 13e-4(c)(4) of the Securities Exchange Act of 1934, as amended.
     All information in the Offer to Purchase, the accompanying Letter of Transmittal and other related materials, which were previously filed as exhibits to the Schedule TO/13E-3 is incorporated herein by reference in response to all applicable items of Schedule TO and Schedule 13E-3.
Item 11. Additional Information.
Item 11 of the Schedule TO/13E-3 is hereby amended and supplemented by inserting at the end thereof the following:
“The Tender Offer expired at 12:00 p.m., New York time, on Friday, August 13, 2010.
Pursuant to the Offer to Purchase, the Company accepted for purchase in accordance with the terms of the Tender Offer all shares that were properly tendered and not properly withdrawn prior to the expiration of the Tender Offer. BNY Mellon Shareowner Services, the depositary for the Tender Offer, has advised the Company that, as of the expiration of the Tender Offer, a total of approximately 19.74 million shares of common stock were properly tendered to the Company and not withdrawn, representing approximately 97.4% of the outstanding shares of common stock of the Company prior to the new issuance of common stock to Tiptree. Upon the terms and subject to the conditions of the Tender Offer, the Company will promptly pay an aggregate of approximately $177.66 million to the stockholders that tendered their shares of common stock.”
Item 12. Exhibits.
Item 12 of the Schedule TO/13E-3 is hereby amended by adding the following exhibit:

Exhibit No.	Description
(a)(6)	Press Release, dated August 13, 2010

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CARE INVESTMENT TRUST INC.
By:	/s/ PAUL F. HUGHES
	Name:	Paul F. Hughes
	Title:	Chief Compliance Officer and Secretary

Dated: August 13, 2010

EXHIBIT INDEX

(a)(1)(A)*	Offer to Purchase, dated July 15, 2010.

(a)(1)(B)*	Letter of Transmittal.

(a)(1)(C)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated July 15, 2010.

(a)(1)(D)*	Form Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated July 15, 2010.

(a)(2)	Not Applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)*	Press Release, dated July 15, 2010.

(a)(6)****	Press Release, dated August 13, 2010.

(b)	Not Applicable.

(c)	Not Applicable.

(d)(1)**	Purchase and Sale Agreement, dated March 16, 2010.

(d)(2)***	First Amendment to Purchase and Sale Agreement dated July 6, 2010.

(g)	Not Applicable.

(h)	Not Applicable.

*	Previously filed with the Schedule TO/13E-3 filed on July 15, 2010.

**	Previously filed as Exhibit 10.1 to the Company’s Form 8-K (File No. 001-33549) filed on March 16, 2010.

***	Previously filed as Exhibit 10.1 to the Company’s Form 8-K (File No. 001-33549) filed on July 7, 2010.

****	Filed as Exhibit 99.1 to the Company’s Form 8-K (File No. 001-33549) filed on August 13, 2010.

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